EXHIBIT 99.4

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in Registration Statement Nos. 333-160783, 333-143550, 333-135595, 333-128205 and 333-113048 on Form S-8; and to the use of our report dated March 19, 2012 relating to the consolidated financial statements of Turquoise Hill Resources Ltd. and subsidiaries (“Turquoise Hill Resources Ltd.”) (formerly Ivanhoe Mines Ltd.) appearing in this Annual Report on Form 40-F of Turquoise Hill Resources Ltd. for the year ended December 31, 2012.

/s/ Deloitte LLP
Independent Registered Chartered Accountants
Vancouver, Canada

March 25, 2013